

March 1, 2022

Jon Venick , Esq.
Partner
DLA Piper LLP (US)
1251 Avenue of the Americas
New York, NY 10020

     Re: OPTIBASE LTD
          Schedule 14D-9/A filed March 1, 2022
          SEC File No. 5-58473

Dear Mr. Venick :

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments. All defined terms have the same meaning as in your filing, unless otherwise indicated.

Schedule 14D-9/A filed March 1, 2022

Item 1. Subject Company Information , page 2

1.   We note the disclosure here that the Company has elected to delist the shares from the TASE, effective April 13, 2022. Explain how this pending development factored into the Board's analysis of the Offer. If it was not considered, explain why.

Item 4. The Solicitation or Recommendation, page 5

2.   On page 6, you disclose that before evaluating the Offer, the Board consulted with its Special Committee which undertook its own analysis of the Offer before making a recommendation to the Board. Revise to describe the Special Committee's analysis and how the Board analyzed it in determining to remain neutral with respect to the Offer.

     We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk at (202) 551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions